EXhibit 99.1

SNOW LAKE LITHIUM PROVIDES UPDATE ON RECENT OPERATIONAL
DEVELOPMENTS

October 7, 2022, Canada: Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (Nasdaq: LITM) (“Snow Lake Lithium” or the “Company”), today announced the Company has withdrawn its registration statement on Form F-1 following a recent court order in Canada obtained by a dissident group of concerned shareholders.

On October 3, 2022, Snow Lake Lithium filed a Withdrawal of the Registration Statement on Form F-1 in response to the Court of King’s Bench (Manitoba) (the “Court”) issuing an order enjoining the Company from issuing any securities prior to October 27, 2022, the record date for the determination of shareholders entitled to vote at the Company’s annual general meeting (“AGM”) set for December 15, 2022. The court order was issued at the request of a group of concerned shareholders on Thursday, September 29, 2022.

The Registration Statement was never declared effective and the Company confirms that no securities have been sold pursuant to the F-1 Registration Statement filed publicly on September 26, 2022. Snow Lake Lithium will provide further information on these matters in the near future.

About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to creating and operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the North American electric vehicle and battery markets.

Our wholly owned Snow Lake Lithium™ Project (previously called Thompson Brothers Lithium Project) now covers a 55,318-acre site that has only been 1% explored and contains an identified-to-date 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in our registration statements and reports filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For more information, please contact:

Investors

ir@snowlakelithium.com

Media

media@snowlakelithium.com

twitter: @SnowLakeLithium

www.SnowLakeLithium.com